FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) on Form 6-K as Exhibit 99.1 is a copy of the press release of Performance Shipping Inc. (the “Company”) dated July 14, 2026, titled “Performance Shipping Inc. Extends Time Charter for Aframax Tanker M/T Blue Moon for Two Years at the Average Rate of US$40,500 per Day.”

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated July 15, 2026, titled “Performance Shipping Inc. Announces Completion of Sale and Delivery of M/T P. Sophia to New Owners.”

The information contained in this Report on Form 6-K, excluding the statement in Exhibit 99.1 attributed to the Company’s Chief Executive Officer, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333- 295541), filed with the SEC with an effective date of May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: July 15, 2026	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer